Form 10-K, Exhibit 13
period 1997-12-31
VIDAMED INC
filed 1998-03-31
CIK 929900

Exhibit 13.1


                          Annual Report to Stockholders

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of VidaMed, Inc. ("VidaMed" or the "Company") should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included herein. This report contains forward-looking statements within the meaning of
Section 27a of the Securities Act of 1933 and Section 21 e of the Securities and Exchange Act of 1934. The Company's future results of operations could vary significantly from those anticipated by such statements as a result of factors described in the Management's Discussion and Analysis of Financial Condition and Results of Operations and under "Factors Affecting Results of Operations."

OVERVIEW

Since its inception in July 1992, VidaMed has been engaged in the design, development, clinical testing and manufacture of the VidaMed TUNA System(R) for the treatment of symptoms associated with BPH. The Company commenced international sales of the VidaMed TUNA System in late 1993 and United States sales in October 1996. As of December 31, 1997 there have been over 225 RF generators sold in the United States and over 4,000 TUNA procedures performed by U.S. urologists. Revenues for the years ended December 31, 1997 and 1996 include license fees for distribution rights in Japan.

VidaMed anticipates that a substantial amount of its revenues from product sales in the future will be from sales in the United States. The Company received FDA clearance to market this system for the treatment of symptoms associated with BPH in the United States on October 8, 1996. The Company applied to the American Medical Association for a CPT code covering the TUNA Procedure. CPT code number 53852 relating to the TUNA Procedure has been published in the Federal Register and is part of the Medicare Physician Fee Schedule for calendar 1998. VidaMed sells its products in the U.S. to individual and group urology practices, surgery centers and hospitals. The Company markets the VidaMed TUNA System through a network of five VidaMed sales managers, supported by both sales representatives and independent dealers in the U.S. Primarily a network of distributors, supported by VidaMed staff, cover other countries in Europe, Asia and South America.

The Company does not have a backlog of orders for its products in countries where the VidaMed TUNA System is sold and anticipates that it will continue to manufacture and ship orders after their receipt. Accordingly, the Company does not anticipate that it will develop a significant backlog in the future.

RESULTS OF OPERATIONS

Revenues were $9.8 million in 1997, an increase of $6.0 million or 157% from $3.8 million in 1996. Revenues in 1996 increased 46% from $2.6 million in 1995. The increase in net revenues and product sales between 1997 and 1996 was the result of United States sales of the VidaMed TUNA System (VTS) Generator and Hand Piece and a one-time license fee from VidaMed's Japanese distributor. This license fee was paid after the Japanese Ministry of Health and Welfare approved the product for sale in Japan. Of the $9.8 million in 1997 revenues, $8.0 million was attributable to U.S. product sales. Of the $3.8 million in 1996 revenues, $2.7 million was attributed to U.S. product sales, primarily in the fourth quarter following FDA clearance.

Cost of product sold increased to $7.3 million in 1997 from $3.7 million in 1996 and $3.5 million in 1995. Cost of product sold for 1997 includes a one-time charge of $2.1 million related to the closure of VidaMed's manufacturing facility in the United Kingdom. Excluding the $2.1 million charge, the cost of product sales increased 87% in 1997 and 4% in 1996 when compared to the prior year. The increase is due primarily to an increase in product sales. Gross margin was positive in 1997 and 1996 as a result of higher product sales. In 1995, cost of sales exceeded net sales primarily as a result of costs associated with excess manufacturing capacity at the Company's U.K. facility.

Research and development expenses (R&D), which include expenditures for regulatory compliance and clinical trials, increased 5% to $6.0 million in 1997 from $5.7 million in 1996, and decreased 12% in 1996 from $6.5 million in 1995. The 1997 increase is primarily due to the completion in the second quarter ended June 30, 1997 of the development efforts on the VTS RF generator and the VTS Hand Piece as well as continuing product development efforts. The decrease in 1996 when compared to 1995 was primarily due to lower clinical trial expenses, which was partially offset by an increase in product development material costs. Clinical trial costs consist largely of payments to clinical investigators, product for clinical trials, and costs associated with initiating and monitoring clinical trials. The United States patient enrollment to support the clinical trials, was completed in 1995 with costs associated with follow-up visits for these clinical trials continuing through 1997 and beyond.

Selling, general and administrative (SG&A) expenses increased 65% to $13.0 million in 1997 from $7.9 million in 1996 and 11% from $7.1 million in 1995. The increase in 1997 as well as 1996 is primarily due to increased sales and marketing expense incurred in the continuing product introduction of the VidaMed TUNA System in the U.S. Significant sales and marketing expenses included commissions, advertising expenses, trade shows and physician workshops. Interest and other income also increased in 1997 when compared to 1996 and 1995, as a result of increased investment balances resulting from proceeds from private placements in 1997 and 1996 and VidaMed's initial public offering in 1995. Interest and other expense decreased in 1997 due to lower interest expense as a result of lower notes payable and capital lease balances. In 1996 the decrease was primarily due to the repayment of $2.7 million of notes payable in early 1996 and continuing payments of notes payable and capital lease obligations.

VidaMed's results of operations have fluctuated in the past and may fluctuate in the future from year to year as well as from quarter to quarter. Revenues may fluctuate as a result of several factors, including actions relating to regulatory and reimbursement matters, results of clinical trials, the extent to which the TUNA System gains market acceptance, varying pricing promotions, volume discounts to customers, introduction of new products and the competitive introduction of alternative therapies for BPH. Operating expenses may fluctuate as a result of several factors, including the timing of expansion of sales and marketing activities, costs of clinical activities, R&D and SG&A expenses associated with the potential growth of VidaMed's organization. As a result of these factors there can be no assurance as to when or whether the Company will achieve profitability. If profitability is achieved, there can be no assurance such profitability will continue in the future.

LIQUIDITY AND CAPITAL RESOURCES

VidaMed has financed its operations primarily through the public and private sale of equity securities and, to a lesser extent, through borrowings, equipment lease financing, product sales, distribution rights fees, government grants and other product sales. During each of the years ended December 31, 1997, 1996 and 1995, VidaMed consumed cash in operations of $15.7 million, $13.3 million and $13.0 million, respectively. The cash used in operations was due primarily to the expenses associated with the marketing and sale of the VidaMed TUNA System, R&D activities including clinical trials and increased SG&A expenses to support increased operations.

At December 31, 1997 the Company's cash and cash equivalents and short-term investments were $8.0 million, compared to $5.9 million at December 31, 1996. The increase is due primarily to private placements in 1997 totaling approximately $22.0 million offset by operating expenses. In February 1997, the Company entered into an equity financing agreement with a European investment bank pursuant to which the Company, at its option, sold such investment bank $10.0 million of VidaMed common stock and warrants to purchase common stock during 1997. In September 1997, the Company issued approximately 2.6 million shares of VidaMed common stock resulting in approximately $11.7 million in net proceeds to the Company.

In April 1995, the Company obtained a $3.0 million credit facility with Venture Lending and Leasing Inc. To date, the Company has borrowed $3.0 million under this facility. Borrowings bear interest at the prime rate plus 3% per annum plus additional lump-sum interest of 15% of each borrowing, payable at maturity. Repayment of principal and interest is based on a three-year amortization schedule.

The Company moved in July 1997 to a 35,000 square foot facility in Fremont, California. Subsequent to the year ended December 31, 1997, in January 1998, the Company entered into a financing agreement with Silicon Valley Bank, including a $1.5 million 42-month term loan to cover the cost of establishing the manufacturing facility in California and a $3.0 million working capital bank line.

Future capital requirements will depend on many factors including the level of operating expenses, capital equipment expenditures and accounts receivable and inventory levels required supporting VidaMed's operations. Although VidaMed believes that the funds available through the Company's existing bank credit facilities, its existing cash reserves and cash generated from the future sale of products will be sufficient to meet the Company's operating and capital requirements through the next twelve months, there can be no assurance that the Company will not require additional financing within this time frame. There can be no assurance that additional financing, if required, will be available on satisfactory terms or at all. In any event, VidaMed anticipates in the future that it may seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. VidaMed's future liquidity and capital requirements will depend on numerous other factors, including progress of clinical trials, actions related to regulatory and reimbursement affairs and the extent to which the VidaMed TUNA System gains market acceptance.

IMPACT OF YEAR 2000

The Company is currently in the process of assessing and modifying internal software systems in order to function properly in the Year 2000 and thereafter. The Company believes that with limited modifications to existing software, the Year 2000 issue will not pose significant operational problems for its computer systems. There can be no assurance that these modifications will completely eliminate problems resulting from the Year 2000 issue. An evaluation of significant suppliers and large customers systems to determine the extent to which the Company's interface with these systems is vulnerable to the Year 2000 issue is currently in process. The Year 2000 issue is being considered for all future software purchases.

RESTRUCTURING ACCRUAL

In September 1997, VidaMed announced a restructuring program designed to reduce costs and improve operating efficiencies by closing the company's U.K. manufacturing facility. The company expects to incur approximately $1.7 million in aggregate cash outlays which includes $405,000 related to a grant obligation and $ 1,305,000 related to the shut down of the facility over a six month period. See also Footnote 10 to the financial statements.

FACTORS AFFECTING RESULTS OF OPERATIONS

Limited Operating History; History of Losses and Expectation of Future Losses; Fluctuations in Operating Results. The Company has a limited history of operations. Since its inception in July 1992, the Company has been primarily engaged in research and development of the VidaMed TUNA System. The Company has experienced significant operating losses since inception and, as of December 31, 1997, had an accumulated deficit of $68.3 million.

The development and commercialization by the Company of the TUNA System and other new products, if any, will require substantial product development, clinical, regulatory, marketing and other expenditures. The Company expects its operating losses to continue for at least the next 9 to 18 months as it continues to expend substantial resources in expanding marketing and sales activities, funding clinical trials in support of regulatory and reimbursement approvals and research and development. There can be no assurance that the TUNA System will be successfully commercialized or that the Company will achieve significant revenues from either international or domestic sales. In addition, there can be no assurance that the Company will achieve or sustain profitability in the future. Results of operations may fluctuate significantly from quarter to quarter and will depend upon numerous factors, including actions relating to regulatory and reimbursement matters, progress of clinical trials, the extent to which the TUNA System gains market acceptance, varying pricing promotions and volume discounts to distributors, introduction of alternative therapies for BPH and competition.

Uncertainty of Market Acceptance. VidaMed's TUNA Procedure represents a new therapy for BPH, and there can be no assurance that the TUNA System will gain any significant degree of market acceptance among physicians, patients and health care payors, even if necessary international and United States reimbursement approvals are obtained. Physicians will not recommend the TUNA Procedure unless they conclude, based on clinical data and other factors, that it is an attractive alternative to other methods of BPH treatment, including more established methods such as TURP and drug therapy. In particular, physicians may elect not to recommend the TUNA Procedure until such time, if any, as the duration of the relief provided by the procedure has been established. Broad use of the TUNA System will require the training of numerous physicians, and the time required to complete such training could result in a delay or dampening of market acceptance. Even with the clinical efficacy of the TUNA Procedure established, physicians may elect not to recommend the procedure unless acceptable reimbursement from health care payors is available. Health care payor acceptance of the TUNA Procedure will require evidence of the cost effectiveness of TUNA as compared to other BPH therapies, which will depend in large part on the duration of the relief provided by the TUNA Procedure. A thorough analysis of multi-year patient follow-up data will be necessary to assess the durability of the relief provided by TUNA therapy. Patient acceptance of the procedure will depend in part on physician recommendations as well as other factors, including the degree of invasiveness and rate and severity of complications associated with the procedure as compared to other therapies.

Uncertainty Relating to Third Party Reimbursement. The Company's success will be dependent upon, among other things, its ability to obtain satisfactory reimbursement from health care payors for the TUNA Procedure. In the United States and in international markets, third party reimbursement is generally available for existing therapies used for treatment of BPH. In the United States, third party reimbursement for the TUNA Procedure will be dependent upon decisions by the local Medicare Medical Directors to provide coverage for the TUNA Procedure based on the new CPT codes effective January 1, 1998, as well as by individual health maintenance organizations, private insurers and other payors.

Reimbursement systems in international markets vary significantly by country. Many international markets have governmentally managed health care systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as governmentally managed systems. The Company has recently received approvals by the Ministry of Health and Welfare in Japan, and by the British Provident Association Ltd. ("BUPA"), the largest private health care insurer in the United Kingdom.

Regardless of the type of reimbursement system, the Company believes that physician advocacy of the VidaMed TUNA System will be required to obtain reimbursement. Availability of reimbursement will depend not only on the clinical efficacy and direct cost of the TUNA Procedure, but also on the duration of the relief provided by the procedure. In the United States, TUNA Procedures are currently being reimbursed by certain private payors. However, due to the age of the typical BPH patient, Medicare reimbursement is particularly critical for widespread market acceptance of the TUNA Procedure in the United States. CPT code number 53852, covering the physician fee component of the TUNA Procedure, was included in the 1998 edition of CPT codes, which became effective January 1, 1998. If adopted by local Medicare Medical Directors, this code should enhance the reimbursement process for physicians performing the VidaMed TUNA Procedure in an outpatient hospital environment. The CPT code is active in over 30 states, although to date only a small number of the states have a formal written policy guideline regarding coverage and reimbursement of the VidaMed TUNA Procedure. Further, national Medicare reimbursement of TUNA Procedure costs in an office setting at an adequate level will require completion by the Health Care Financing Administration ("HCFA") of a review of the cost and efficiency of the TUNA Procedure. Such cost and efficiency review may involve an assessment of clinical data with up to five-year patient follow-up. Accordingly, there can be no assurance that office-based reimbursement for the Company's products will be available in the United States or in international markets under either governmental or private reimbursement systems at adequate levels, or that physicians will support reimbursement for the VidaMed TUNA Procedure. Furthermore, the Company could be adversely affected by changes in reimbursement policies of governmental or private health care payors. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors, including in particular outpatient hospital Medicare reimbursement in the United States, or adverse changes in governmental and private third party payors' policies toward reimbursement for procedures employing the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations.

Competition and Technological Advances. Competition in the market for treatment of BPH comes from invasive therapies, such as TURP, and noninvasive courses of action, such as drug therapy and watchful waiting. Competition in the market for minimally invasive devices to treat BPH has increased significantly recently and is expected to continue to be intense. Johnson and Johnson has recently received FDA clearance for United States commercial sales of an interstitial laser system for BPH treatment and Boston Scientific Corporation holds international distribution rights for a microwave system for BPH treatment manufactured by Urologix. Most of the Company's competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than any which are being developed by the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

Any product developed by the Company that gains regulatory approval would have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and regulatory approval processes, gain reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors. The Company expects that competition in the BPH field will also be based, among other things, on the ability of the therapy to provide safe, effective and lasting treatment, cost effectiveness of the therapy, physician, health care payor and patient acceptance of the procedure, patent position, marketing and sales capability, and third party reimbursement policies.

Government Regulation. The FDA under the Federal Food, Drug, and Cosmetic Act ("FDC Act") regulates the Company's TUNA System in the United States as a medical device. Pursuant to the FDC Act, the FDA regulates the manufacture, distribution and production of medical devices in the United States. Noncompliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant approval for devices, and criminal prosecution. Medical devices are classified into one of three classes, class I, II or III, on the basis of the controls necessary to reasonably ensure their safety and effectiveness. The safety and effectiveness can be assured for class I devices through general controls (e.g., labeling, premarket notification and adherence to GMPs) and for class II devices through the use of special controls (e.g., performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices).

Before a new device can be introduced into the market, the manufacturer must generally obtain FDA clearance through either a 510(k) notification or a premarket approval ("PMA"). A 510(k) clearance will be granted if the submitted data establishes that the proposed device is "substantially equivalent" to a legally marketed class I or II medical device, or to a class III medical device for which the FDA has not called for a PMA. The FDA may determine that the proposed device is not substantially equivalent, or that additional data is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional data, could delay the market introduction of new products that fall into this category and could have a materially adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will obtain 510(k) clearance within the above time frames, if at all, for any device for which it files a future 510(k) notification. Furthermore, there can be no assurance that the Company will not be required to submit a PMA application for any device, which it may develop in the future. For any of the Company's products that are cleared through the 510(k) process, including the Company's TUNA System, modifications or enhancements that could significantly affect safety or efficacy will require new 510(k) submissions.

Sales of medical devices outside the United States are subject to regulatory requirements that vary widely from country to country. The time required to obtain approval for sale in a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. VidaMed has received regulatory approvals where required for commercial sale of the TUNA System in all major international markets. The Company has received certifications that allow the Company to affix the CE mark to the VidaMed TUNA System, permitting the Company to commercially market and sell the TUNA System in all countries of the European Economic Area. However, the Company is consolidating manufacturing in Fremont and is currently in the process of qualifying this facility under FDA good manufacturing practice regulations and under ISO 9000 standards. Inability to obtain FDA good manufacturing practice and ISO 9000 qualification for the Fremont facility, or problems associated with the consolidation of manufacturing at such facility, could have a material adverse effect on the Company's business. Further, in order to maintain these approvals, the Company is subject to periodic inspections. Additional product approvals from foreign regulatory authorities may be required for international sale of the Company's general electrosurgical device for which a FDA 510(k) notification has been filed. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions and could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's distributor in Japan, Century Medical, Inc., is responsible for management of clinical trials and obtaining regulatory and reimbursement approval for the TUNA System. Such regulatory approval was received from the Japanese Ministry of Health and Welfare in July 1997. However, failure to obtain market acceptance for the TUNA Procedure in Japan could preclude the commercial viability of the Company's products in Japan and could have a material adverse effect on the Company's business, financial condition and results of operations.

Limited Manufacturing Experience; Scale-Up Risk; Product Recall Risk. VidaMed purchases components used in the TUNA System from various suppliers and relies on single sources for several components. Delays associated with any future component shortages, particularly as the Company scales up its manufacturing activities in support of commercial sales, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's United Kingdom manufacturing of the VidaMed TUNA hand piece had been only in limited quantities. The Company has limited experience in manufacturing its products in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and lack of qualified personnel. Difficulties encountered by VidaMed in manufacturing scale-up could lead to future manufacturing difficulties or product recalls, either of which could have a material adverse effect on its business, financial condition and results of operations.

Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by FDA including record keeping requirements and reporting of adverse experience with the use of the device. The Company's manufacturing facilities are subject to periodic inspection by FDA, certain state agencies and foreign regulatory agencies. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's business.

Uncertainty Regarding Patents and Protection of Proprietary Technology. The Company has been issued 34 United States patents and 34 foreign patents covering a method of prostate ablation using the VidaMed TUNA System and the design of the TUNA System. The Company currently has 21 patent applications pending in the United States and 56 corresponding patent applications pending in various foreign countries. In addition, the Company holds licenses to certain technology used in the TUNA System. There can be no assurance that the Company's issued United States patents,or any patents which may be issued as a result of the Company's applications, will offer any degree of protection. There can be no assurance that any of the Company's patents or patent applications will be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets.

Intellectual Property Litigation Risks. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. The Company is aware of patents held by other participants in the BPH market, and there can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or United States Patent and Trademark Office ("USPTO") interference proceedings. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others.

Any litigation or interference proceedings could result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

In addition to patents,  the  Company  relies on trade  secrets and  proprietary know-how, which it seeks to protect, in part, through proprietary information agreements with employees, consultants and other parties. The Company's proprietary information agreements with its employees and consultants contain industry standard provisions requiring such individuals to assign to the Company without additional consideration any inventions conceived or reduced to practice by them while employed or retained by the Company, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

Rights to Founder's Inventions Limited to Urology. The proprietary information agreement between the Company and Stuart D. Edwards, one of the Company's founders, obligates Mr. Edwards to assign to the Company his inventions and related intellectual property only in the field of urology. Mr. Edwards has assigned to Rita Medical Systems, Inc. ("RITA") his inventions in the cancer field. Mr. Edwards has conceived of, and may continue to conceive of, various medical device product concepts for other fields outside of urology, including certain product concepts for the treatment of snoring and sleep apnea that have been assigned to an unrelated third party and certain product concepts in the gynecology field that have been licensed to another unrelated third party. Such party also has an option to purchase all future technology developed by Mr. Edwards in the gynecology field. Product concepts outside of urology developed by Mr. Edwards will not be owned by or commercialized through VidaMed, and VidaMed will have no rights or ownership interests with respect thereto.

Risks Relating to RITA. The Company has entered into a cross license agreement with RITA, formerly ZoMed International, Inc. Under the cross license, RITA has the right to use VidaMed technology in the cancer field and VidaMed has the right to use RITA technology in the treatment of Urological diseases and disorders. The cross license between VidaMed and RITA allows both companies to develop products for treatment of prostate cancer and cancers of the lower urinary tract, and VidaMed and RITA may therefore become competitors in this field.

Product Liability Risk; Limited Insurance Coverage. The business of the Company entails the risk of product liability claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains product liability insurance and evaluates its insurance requirements on an ongoing basis. There can be no assurance that product liability claims will not exceed such insurance coverage limits or that such insurance will be available on commercially reasonable terms or at all.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated financial Statements and Notes to Consolidated Financial Statements appearing on pages 17 through 28, and the Report of Ernst & Young LLP, Independent Auditors, appearing on page 28 of the Company's 1997 Annual Report to Stockholders are incorporated herein by reference.

SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

                             Years Ended December 31,
                                                                   1997           1996           1995           1994           1993

Net revenues                                                   $  9,828       $  3,824       $  2,621       $  1,387       $    208

Net loss                                                        (16,470)       (13,543)       (14,858)       (15,895)        (7,066)

Basic and diluted net loss per share *                            (1.29)         (1.30)         (2.68)        (13.13)         (6.70)

Shares used in computing basic
   and diluted net loss per share *                              12,786         10,382          5,545          1,211          1,055

Total assets                                                     16,965         12,847         18,816          5,926          5,239

Long-term debt and capital lease obligations,
   less current portion                                              22          1,305          2,757          1,820            846

Accumulated deficit                                             (68,346)       (51,876)       (38,333)       (23,475)        (7,580)

Stockholders' equity (Net capital deficiency)                     9,227          3,701          6,755         (1,048)         2,392

* Amounts have been  calculated  and,  where  necessary,  restated in  accordance  with  Statement  of financial  Accounting
Standards No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98.

VIDAMED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share amounts

                                Years Ended December 31,

                                                   1997        1996        1995

Revenues:
   Product sales, net                          $  9,065    $  3,510    $  2,185

   License fees, grant and other revenue            763         314         436
                                               --------------------------------
Net revenues                                      9,828       3,824       2,621

Cost of products sold                             7,261       3,679       3,545
                                               --------------------------------

Gross profit (loss)                               2,567         145        (924)


Operating expenses:
   Research and development                       6,003       5,742       6,542

   Selling, general and administrative           13,020       7,890       7,085
                                               --------------------------------
Total operating expenses                         19,023      13,632      13,627
                                               --------------------------------

Loss from operations                            (16,456)    (13,487)    (14,551)


Interest and other income                           345         659         543

Interest and other expense                         (359)       (715)       (850)
                                               --------------------------------

Net loss                                       $(16,470)   $(13,543)   $(14,858)
                                               --------------------------------

Basic and diluted net loss per share           $  (1.29)   $  (1.30)   $  (2.68)

Shares used in computing basic and
diluted net loss per share                       12,786      10,382       5,545

See accompanying notes.

VIDAMED, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands except share and per share amounts)
                                                   December 31,
                                                           1997           1996
Assets

Current assets

  Cash and cash equivalents                              $ 8,026         $ 3,879

  Short-term investments                                       -           1,976

  Accounts receivable, net of allowance
   (1997-$ 1,059, 1996-$ 168)                              3,644           2,413

  Inventory                                                1,512           1,447

  Other current assets                                       930             665
                                                         -----------------------
Total current assets                                      14,112          10,380

Property and equipment, net                                2,647           2,259

Other assets, net                                            206             208
                                                         -----------------------

Total assets                                            $ 16,965        $ 12,847
                                                         -----------------------
See accompanying notes.

                                                   December 31,
                                                           1997            1996
Liabilities and stockholders' equity
  Current liabilities:
  Notes payable, current portion                         $  480          $1,064
  Accounts payable                                        1,536           1,246
  Accrued professional fees                                 559             498
  Accrued clinical trial costs                              372             982
  Accrued and other liabilities                           2,620           2,777
  Accrued interest payable                                  422             279
  Restructuring accrual                                   1,000            --
  Current portion of long-term debt                          34              58
  Current portion of obligations under capital leases        82             470
  Deferred revenue                                          611             467
                                                        -----------------------
Total current liabilities                                 7,716           7,841

  Notes payable, noncurrent                                  --             480
  Other long-term liabilities                                22             825
  Commitments

Stockholders' equity:
  Preferred  stock,  $ .001 par  value;
    issuable in series, 5,000,000 shares
    authorized; none outstanding at
    December 31, 1997 and 1996

  Common stock, $ .001 par value, 30,000,000
    shares authorized;  15,203,401 and
    10,928,442 shares issued and outstanding
    at December 31, 1997 and 1996, respectively              15              11
  Additional paid-in-capital                             77,789          55,895
  Notes receivable from stockholders                       (205)           (205)
  Deferred compensation                                     (26)           (123)
  Accumulated deficit                                   (68,346)        (51,877)
                                                        -----------------------
Total stockholders' equity                                9,227           3,701
                                                        -----------------------

Total liabilities and stockholders' equity              $16,965         $12,847
                                                        -----------------------
See accompanying notes.

VIDAMED, INC.
STATEMENTS OF STOCKHOLDERS'  EQUITY (Net Capital Deficiency)

For the Years Ended December 31, 1997, 1996 and 1995
(In thousands except share amounts)
                                                                                                                              Total
                                                                                     Notes                            Stockholders'
                                                       Additional     Common    Receivable                                   Equity
                                  Preferred    Common     Paid-In      Stock          From      Deferred   Accumulated (Net Capital
                                      Stock     Stock     Capital    Warrant  Stockholders  Compensation       Deficit   Deficiency)

Balances at December 31, 1994           $ 4       $ 1    $ 21,651    $ 1,138         $ (39)       $ (328)    $ (23,475)    $ (1,048)
Exercise of options to
   purchase 181,677 shares
   of common stock                        -         -         293          -           (72)            -             -          221
Exercise of common stock warrant          -         -       1,150     (1,138)            -             -             -           12
Issuance of 10,222 shares of
   common stock in exchange
   for consulting services                -         -           3          -             -             -             -            3
Issuance of 193,622 shares of
   Series D preferred stock due
   to antidilution provisions             -         -           -          -             -             -             -            -
Conversion of preferred stock
   into common stock                     (4)        4           -          -             -             -             -            -
Conversion of convertible notes
   into common stock                      -         -       1,518          -             -             -             -        1,518
Issuance of 3,565,000 shares of
   common stock, net of issuance
   costs of $ 2,411                       -         4      20,758          -             -             -             -       20,762
Payments on notes receivable              -         -           -          -            26             -             -          26
Amortization of deferred
   compensation                           -         -           -          -             -           109             -          109
Unrealized investment gain (loss)         -         -           -          -             -             -            10           10
Net loss                                  -         -           -          -             -             -       (14,858)     (14,858
                                        --------------------------------------------------------------------------------------------
Balances at December 31, 1995             -         9      45,373          -           (85)         (219)      (38,323)       6,755

See accompanying notes


                                                                                                                              Total
                                                                                     Notes                            Stockholders'
                                                       Additional     Common    Receivable                                   Equity
                                  Preferred    Common     Paid-In      Stock          From      Deferred   Accumulated (Net Capital
                                      Stock     Stock     Capital    Warrant  Stockholders  Compensation       Deficit   Deficiency)

Balances at December 31, 1995           $ -       $ 9    $ 45,373        $ -         $ (85)       $ (219)    $ (38,323)     $ 6,755
Exercise of options to purchase
   236,013 shares of common stock         -         -         491          -          (120)            -             -          371
Issuance of 59,716 shares of
   common stock under the
   employee stock purchase plan           -         -         355          -             -             -             -          355
Conversion of convertible notes into
   common stock                           -         2       9,676           -             -             -            -        9,678
Amortization of deferred
   compensation                           -         -           -          -             -            96             -           96
Unrealized investment gain (loss)         -         -           -          -             -             -           (11)         (11)
Net loss                                  -         -           -          -             -             -       (13,543)     (13,543)
                                    ------------------------------------------------------------------------------------------------
Balances at December 31, 1996             -        11      55,895          -          (205)         (123)      (51,877)       3,701
Exercise of options to purchase
   96,106 shares of common stock          -         -         251          -             -             -             -          251
Issuance of 4,157,814 shares of
   common stock for financing,
   net of $ 773 in offering costs         -         4      21,552           -             -             -            -       21,556
Issuance of 21,039 shares of
   common stock under the
   employee stock purchase plan           -         -          91          -             -             -             -           91
Amortization of deferred
   compensation                           -         -           -          -             -            97             -           97
Unrealized investment gain (loss)         -         -           -          -             -             -             1            1
Net loss                                  -         -           -          -             -             -       (16,470)     (16,470)
                                    ------------------------------------------------------------------------------------------------
Balances at December 31, 1997           $ -      $ 15    $ 77,789        $ -        $ (205)        $ (26)    $ (68,346)     $ 9,227
                                    ------------------------------------------------------------------------------------------------

See accompanying notes

VIDAMED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                            Years Ended December 31,
                                                                                1997           1996             1995
Cash fiows from operating activities:
   Net loss                                                                $ (16,470)     $ (13,543)       $ (14,858)
   Adjustments to reconcile net loss to net cash used
      in operating activities:
       Depreciation and amortization                                           1,369          1,444            1,209
       Other                                                                       -             26               (8)
       Changes in assets and liabilities:
           Accounts receivable                                                (1,231)        (2,285)              84
           Inventory                                                             (65)          (102)             (58)
           Other current assets                                                 (265)          (156)             201
           Other assets                                                            2             27              (11)
           Accounts payable                                                      290            759             (638)
           Accrued professional fees                                              61            161             (580)
           Accrued clinical trial costs                                         (610)             4              596
           Accrued interest payable                                              143            150              150
           Accrued restructuring cost                                          1,000              -                -
           Accrued and other liabilities                                        (157)           551            1,293
           Deferred revenue                                                      241           (312)            (425)
                                                                             ---------------------------------------
Net cash used in operating activities                                        (15,692)       (13,276)         (13,045)

See accompanying notes.

                                                            Years Ended December 31,
                                                                                1997           1996             1995

Net cash used in operating activities                                      $ (15,692)     $ (13,276)       $ (13,045)

Cash fiows from investing activities:
   Expenditures for property and equipment                                    (1,757)          (693)            (721)
   Purchases of short-term investments                                             -        (11,788)          (7,994)
   Proceeds from maturities of short-term investments                          1,977         17,810                -
                                                                           -----------------------------------------
Net cash provided by (used in) investing activities                              220          5,329           (8,715)


Cash fiows from financing activities:
   Principal payments under capital leases                                      (474)          (693)            (648)
       Principal payments of long-term debt                                     (741)           (22)             (12)
       Principal payments of notes payable                                    (1,064)        (3,650)            (507)
       Net proceeds from issuance of long-term debt                                -            100                -
       Net proceeds from issuance of notes payable and convertible notes           -          9,678            7,219
       Net cash proceeds from issuance of common stock                        21,898             726          20,998
       Proceeds from payments on notes receivable from stockholders                -              -               25
                                                                           -----------------------------------------
Net cash provided by financing activities                                     19,619          6,139           27,075
                                                                           -----------------------------------------
Net increase (decrease) in cash and cash equivalents                           4,147         (1,808)           5,315
Cash and cash equivalents at the beginning of the period                       3,879          5,687              372
                                                                           -----------------------------------------
Cash and cash equivalents at the end of the period                           $ 8,026        $ 3,879          $ 5,687
                                                                           -----------------------------------------
Supplemental schedule of noncash investing and financing activities:
   Equipment purchased under capital leases                                      $ -            $ -            $ 167
   Issuance of common stock for notes receivable                                   -            120              72

Supplemental disclosure of cash fiows information:
   Cash paid for interest                                                      $ 654          $ 711            $ 431

See accompanying notes.

VIDAMED, INC.
NOTES TO CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS

Years Ended December 31, 1997, 1996 and 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND BUSINESS

VidaMed, Inc. (the "Company" or "VidaMed") was founded as a California corporation on July 9, 1992 and reincorporated in Delaware in June 1995. The Company designs, develops, manufactures and markets technologically and clinically advanced, cost effective devices for urology applications. The Company's initial focus is the treatment of BPH. The Company commenced manufacturing production and product sales in 1993. In the United States, the Company sells its products to urologists, surgery centers and hospitals. Outside of the United States, the Company sells its products primarily to international distributors who resell to physicians and hospitals.

LIQUIDITY

In the course of its operations, the Company has sustained continuing operating losses and expects such losses to continue over at least the next nine to eighteen months. The Company plans to continue to finance its working capital needs through a combination of stock sales, issuance of convertible notes, product sales, short-term loans, and financing of equipment the Company currently owns. Should the plans contemplated by management not be consummated, the Company may have to seek alternative sources of capital or reevaluate its operating plans.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of VidaMed and its wholly owned subsidiaries after elimination of inter-company balances and transactions.

REVENUE RECOGNITION AND CONCENTRATION OF CREDIT RISK

Generally, revenue from product sales is recognized at the time of shipment, net of allowances for discounts and estimated returns which is also provided for at the time of shipment. Deferred revenue for warranty contracts are recognized over the contract period.

Revenue derived from the granting of distribution rights is recognized on a straight-line basis over the term of the distribution agreements. At December 31, 1997, 1996 and 1995, the Company had deferred a total of $ 267,000, $467,000 and $ 667,000, respectively, of revenue from the granting of such distribution rights.

By policy, the Company limits similar types of investments and diversifies investing activities utilizing several investment agencies.

The Company currently sells its products to urologists, surgery centers and hospitals in the United States and to distributors in Canada, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. In the summer and fall of 1997, the Company developed a program to extend payment terms to urologists prior to the publication of the CPT code number 53852 for the VidaMed TUNA Procedure which became effective on January 1, 1998. The Company considered the collection risk associated with this program in determining the allowance for doubtful accounts at December 31, 1997. Actual losses have been immaterial in all periods to date.

For the years ended December 31, 1997 and 1996, no customer represented more than 10% of the Company's net revenues. For the year ended December 31, 1995, one customer represented 17% of the Company's net revenues.

GRANT REVENUE

In July 1993, the Company entered into an agreement with the Department of Trade and Industry of the United Kingdom, pursuant to which the Company's U.K. subsidiary was entitled to a grant not exceeding (pound) 750,000 for the establishment of a facility to develop and manufacture medical devices in Plymouth, England. As part of the U.K. facility shutdown, the grant is being repaid at a value of (pound) 225,000. See also Note 10.

WARRANTY COSTS

The Company provides at the time of sale for the estimated cost of replacing and repairing products under warranty. The warranty period ranges from 90 days to one year depending upon the component. Because of the length of the warranty period, adjustments to the originally recorded provisions may be necessary from time to time.

INVENTORIES

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market value.

                                                       December 31,
                                                               1997       1996
Inventories consist of the following (in thousands):
   Raw materials                                              $ 261      $ 600
   Work in process                                               90        174
   Finished goods                                             1,161        673
                                                            ------------------
                                                            $ 1,512    $ 1,447

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which range from three to five years, except for buildings which are depreciated over 20 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the remaining life of the lease.

                                                  December 31,
                                                          1997          1996
Property and equipment consists of the
      following (in thousands):
   Land and building                                       $ -           $ 924
   Furniture and fixtures                                  457             642
   Machinery and equipment                               3,445           2,108
   Computer equipment and software                         901           1,258
   Leasehold improvements                                  972             112
                                                         5,775           5,044
   Less accumulated depreciation and amortization       (3,128)         (2,785)
                                                       $ 2,647         $ 2,259

Property and equipment includes approximately $ 1,895,000 and $ 2,268,000 recorded under capital leases at December 31, 1997 and 1996, respectively.

Accumulated   amortization  relating  to  leased  assets  totaled  approximately
$1,813,000 and $ 1,799,000 at December 31, 1997, and 1996, respectively.

STOCK BASED COMPENSATION

In October 1995, the financial Accounting Standards Board issued "Accounting for Stock-Based Compensation" (Statement 123). Statement 123 is effective for fiscal years beginning after December 15, 1997. Under Statement 123, stock-based compensation expense to employees is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", or the fair-value method described in Statement 123. In accordance with Statement 123, the Company has chosen the intrinsic-value method as prescribed by APB 25 and will disclose the pro forma impact of the fair-value method on net income and earnings per share. See Note 7 for additional information on stock based compensation. There is no effect of adopting the standard on VidaMed's financial position or results of operations.

FOREIGN CURRENCY TRANSLATION

The functional currency for foreign subsidiaries is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate. Inventory, property and equipment and non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. Adjustments resulting from these translations are included in the results of operations and have been immaterial. The Company does not enter into foreign currency forward exchange contracts.

NET LOSS PER SHARE

Except as noted below, net loss per share is computed using the weighted average number of shares of common stock outstanding during the periods presented. Common equivalent shares are excluded from the computation, as their effect is anti-dilutive. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (Statement No. 128). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share are very similar to the previously named fully diluted earnings per share. As the Company incurred loses from operations in each of the three years in the period ended December 31, 1997, there is no difference between basic and diluted loss per share amounts for these years.

In addition, in 1998, the Security and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 98 (SAB 98) which eliminates the inclusion in the calculation of net loss per share of common and common equivalent shares (stock options, warrants, convertible notes and preferred stock) issued during the 12 month period prior to an initial public offering at prices below the public offering price as if they were outstanding for all periods presented. All loss per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 and SAB 98 requirements.

The pro forma calculation of net loss per share below has been computed as described above but also gives retroactive effect from the date of issuance to the conversion of the convertible preferred stock which automatically converted to common shares upon the closing of the Company's initial public offering. As of December 31, 1995 the pro forma loss per share was $2.03 based on a pro forma number of shares outstanding of 7,325,000.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents. The Company invests its excess cash in deposits with major banks. Short-term investments consist of corporate paper and government securities with remaining maturities at the date of purchase of greater than 90 days and less than one year.

The Company accounts for marketable investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (Statement 115). Under Statement 115, management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value at quoted market prices. Unrealized gains and losses are reported as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest earned on securities classified as available-for-sale is included in interest income.

As of December 31, 1997 the Company had U.S. Corporate securities available for sale at a fair market value of approximately $7,273,000 and no gross unrealized gains or losses. As of December 31, 1996 the Company had U.S. Corporate securities available for sale at an amortized cost of $ 3,972,000, a gross unrealized loss of $2,000 and an estimated fair market value of $3,970,000. U.S. Corporate securities at December 31, 1997 and 1996 include $7,273,000 and $1,994,000, respectively, of cash equivalents due to the maturity date at purchase being less than 90 days. All available-for-sale securities are recorded as short-term investment or cash equivalents as the maturities of the investments do not exceed one year. For the years ended December 31, 1997, 1996 and 1995, gross realized gains and losses on sales were immaterial.

The fair market value of the long-term debt approximates its carrying value based on an assessment of maturity, the variable interest rates and the incremental borrowing rate for similar debt.

3. RELATED PARTY TRANSACTIONS

In August 1992, two different stockholders entered into agreements to provide the Company engineering and design services used in the development and production of the Company's disposable medical devices. The Company recognized research and development expenses of $0, $18,000 and $155,000 under these arrangements for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company has cross licensed technology with RITA Medical Systems (RITA), formerly known as ZoMed International, Inc., a privately-held development stage company founded by certain of the Company's founders and initially financed by certain of the Company's current investors. The cross license grants RITA the exclusive right to use VidaMed technology in the cancer field and grants the Company the right to use RITA technology in the treatments of urological disorders other than cancer, and allows both companies to participate in the field of prostate and lower urinary tract cancer treatment. As consideration for the cross license, RITA issued the Company 1.8 million shares of RITA common stock which represented a 10% ownership in RITA immediately following its private placement. The current percentage of ownership has dropped well below the original 10%. This investment is carried at the historical cost basis of the technology of $0. RITA will also pay royalties to the Company based on a percentage of net sales of products incorporating VidaMed technology, subject to an aggregate maximum of $500,000.

4. LONG TERM DEBT AND NOTES PAYABLE

In April 1993, the Company entered into a loan agreement borrowing (pound) 450,000 for the purchase of land and a building in the United Kingdom. The term of the loan was 20 years at an interest rate of 8.5% per annum and the loan was secured by the land and building. In December of 1997, VidaMed, Inc. sold the U.K. facility to MedLogic, Corp. at which time the debt related to the loan agreement was assumed by MedLogic. See also Note 11.

In January 1995, the Company entered into an agreement with a corporate investor to issue notes payable in the amount of $2,700,000. These notes were unsecured, and carried interest at the prime rate publicly announced by Chase Manhattan Bank in New York (8.5% at December 31, 1995). These notes and interest were paid in full in two installments in January and February 1996.

In April 1995, the Company obtained a $3,000,000 secured credit facility and subsequently borrowed the full amount. Borrowings under this facility bear interest at the prime rate plus 3% per annum (Periodic Interest) plus additional lump-sum interest of 15% of each borrowing, payable at maturity. Borrowings are required to be repaid in 36 equal monthly installments of principal and Periodic Interest, with lump-sum interest payable with the last installment, and are secured by a pledge of specific Company assets. In connection with this agreement, the Company issued the lender a warrant to purchase 71,490 shares of common stock at $4.55 per share.

Aggregate future principal payments for long-term debt and notes payable at December 31, 1997 is $480,000 for 1998 with no additional payments after 1998.

5. CAPITAL AND OPERATING LEASES

In April 1993 and as amended in November 1993, the Company entered into a master lease line of credit to finance up to $1,100,000 of equipment purchases. The availability of the lease line expired on December 15, 1994 at which time the Company had fully borrowed this line of credit. Pursuant to this agreement, the Company issued the lessor a warrant to purchase 17,286 shares of its series B preferred stock at an exercise price of $3.00 per share. In connection with the November 1993 amendment to the lease line, the Company issued the lessor a warrant to purchase 8,334 shares of its common stock at an exercise price of $6.00 per share. The warrants expire in 2002. As of December 31, 1997, no shares had been purchased under the terms of these warrants.

In June 1994, the Company entered into an additional master lease line of credit to finance up to $1,900,000 of equipment purchases. The availability of this lease line expired July 1, 1995 at which time the Company had utilized $1,064,624 under this lease line of credit. Pursuant to this agreement, the Company issued the lessor a warrant to purchase 21,689 shares of common stock at an exercise price of $12.83 per share. The warrant expires in 2004. As of December 31, 1997, no shares had been purchased under the terms of the warrant.

The Company moved in July 1997 to a 35,000 square foot facility in Fremont, California. The Company leases its office and research facilities under operating lease agreements.

                                                       Operating         Capital
                                                          Leases          Leases
Future minimum lease payments at December 31, 1997 under capital leases and future obligations under noncancellable operating leases are as follows (in thousands):

   1998                                                    $395            $85
   1999                                                     408              -
   2000                                                     421              -
   2001                                                     433              -
   2002                                                     183              -
                                                         -----------------------
Total minimum payments required                          $1,840             85
Less amount representing interest                                           (3)
                                                                          -----
Present value of minimum lease payment                                      82
Less amount due within one year                                            (82)
                                                                          -----
Amount due after one year                                                  $ -

Rent expense for the years ended December 31, 1997, 1996 and 1995 were $433,000, $346,000 and $395,000, respectively.

6. CONVERTIBLE SUBORDINATED NOTES PAYABLE

In March 1996, the Company completed the sale of $10.1 million in 5% convertible subordinated notes (the Notes). The Notes were convertible into common stock of VidaMed based upon a percentage (ranging from 80% to 85%) of the average closing bid price over a period of five trading days prior to conversion. As of December 31, 1996 all of the $10.1 million in principal and accrued interest on the Notes had been converted into an aggregate of 1,375,676 shares of common stock.

7. STOCKHOLDER'S EQUITY COMMON STOCK

On June 21, 1995 the Company issued 3,100,000 of common stock at $6.50 per share in an initial public offering. At the offering date the 3,424,481 shares of outstanding preferred stock converted into 3,618,103 shares of common stock. Additionally, convertible notes of $1,518,805 were converted into 333,800 shares of common stock based on a conversion price of $4.55 per share of common stock.


In February 1997, the Company entered into an equity financing agreement with a European investment bank which provided the Company with the option to sell to such investment bank up to $10,000,000 of VidaMed common stock in increments of up to $2,500,000. Under this arrangement, the common stock was priced at a 10% discount to the current market price at the time of sale, subject to adjustment. As of December 31, 1997 the Company had issued 1,570,463 shares of common stock under the arrangement, resulting in approximately $10,000,000 of proceeds. Concurrent with each common stock issuance under this arrangement, the Company issued to the investment bank a warrant to purchase one share of common stock for each 10 shares of common stock purchased under the arrangement. The exercise prices of the warrants range from $6.25 to $10.91 with the total shares subject to warrants equal to 166,682. Each warrant has a term of three years from the date of issuance.

In September 1997, the Company completed a private placement with certain investors. In this transaction, the Company issued 2,600,000 shares of common stock at a purchase price of $4.75 per share resulting in net proceeds of $11,700,000 to the Company. In connection with this financing, the Company issued warrants to purchase an aggregate of 629,000 shares of common stock at an exercise price of $6.33 per share.

As of December 31, 1997, the Company has reserved a total of 914,481 shares of common stock for issuance upon the conversion of outstanding warrants.

NOTES RECEIVABLE FROM STOCKHOLDERS

Interest on notes receivable from stockholders accrues at a rate of 6.73% per annum. Principal and interest payments are due at various times after December 2000.

STOCK OPTIONS

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options and employee stock purchase plan because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In July 1992, the board of directors adopted the 1992 Stock Plan (the "Plan"). As amended, the Company has reserved 3,100,000 shares of common stock for issuance upon exercise of options granted under the Plan.

In the year ended December 31, 1997 the Board of Directors voted on and approved two stock option repricings. The Company repriced options as an incentive plan in order to retain key employees. All employees were offered the repriced value for options in exchange for a six to twelve month lock up of option exercising rights. The first repricing occurred in May 1997 and revalued the option price at $6.875 for all current employees excluding outside board members. The second repricing occurred in September 1997 and revalued the option price at $4.813 for all current employees excluding outside board members.

The Plan provides for both incentive and nonqualified stock options to be granted to employees and consultants. The Plan provides that incentive stock options will be granted at no less than the fair value of the Company's common stock (no less than 85% of the fair value for nonqualified stock options) as determined by the board of directors at the date of the grant. If, at the time the Company grants an option, the optionee owns more than 10% of the total combined voting power of all the classes of stock of the Company, the option price shall be at least 110% of the fair value and the option shall not be exercisable for more than five years after the date of grant. The options become exercisable over periods determined by the board of directors, which is currently four years. Except as noted above, options expire no more than ten years after the date of grant, or earlier if employment terminates.

In April 1995, the stockholders approved the 1995 Director Option Plan (Director
Plan). A total of 200,000 shares of common stock have been authorized for issuance. Each non-employee director automatically is granted a non-statutory option to purchase 13,334 shares of common stock upon election to the board, and annual non-statutory option for 3,334 shares of common stock.

Activity under the Plans is summarized below:

                                               Shares                                       Weighted Avg.
                                            Available           Options Outstanding         Fair Value of     Number of
                                            for Grant       Number of      Weighted Avg.  Options Granted       Options
                                           of Options          Shares     Exercise Price      During Year   Exercisable

Balance at December 31, 1994                  12,143         847,464          $1.76                          194,648

   Shares authorized                         722,222
   Options granted                          (483,446)        483,446           6.19            $4.52
   Options exercised                                        (181,677)          1.63
   Options canceled                           84,005         (84,005)          2.50
                                          --------------------------
 Balance at December 31, 1995                334,924       1,065,228           3.54                          299,651

   Shares authorized                       1,000,000
   Options granted                          (855,281)        855,281           9.71            $7.14
   Options exercised                                        (236,013)          1.91
   Options canceled                          217,949        (217,949)          6.66
                                          --------------------------
Balance at December 31, 1996                 697,592       1,466,547           7.02                          376,570

   Shares authorized                         366,666
   Options granted                        (1,674,883)      1,674,883           5.08            $3.93
   Options exercised                                         (94,994)          2.61
   Options canceled                        1,165,276      (1,165,276)          8.78
                                          --------------------------
Balance at December 31, 1997                 554,651       1,881,160          $4.42                          328,535

Exercise prices for options outstanding as of December 31, 1997 ranged from $0.1875 to $13.125 based on the following price ranges. The weighted average remaining contractual life of those options is 8.51 years.

                                           Number                                      Number      Weighted Average
Range of                              Outstanding      Weighted Average           Exercisable           Contractual
Exercise Prices                    as of 12/31/97        Exercise Price        as of 12/31/97                  Life


 $0.188 - 4.00                            408,101                $ 2.63               285,173                  7.01
   4.50 - 4.53                            394,150                  4.51                    -                   9.96
   4.81 - 4.81                            963,881                  4.81                    -                   8.56
   5.00 - 10.25                           103,764                  6.70                42,343                  8.39
  13.13 - 13.13                            10,002                 13.13                 1,019                  8.01

In April 1995, the stockholders approved the 1995 Employee Stock Purchase Plan (Purchase Plan). A total of 200,000 shares of common stock have been authorized for issuance. 80,781 shares have been issued under the Purchase Plan at December 31, 1997. Under the Purchase Plan participating employees may contribute up to 15% of their salary to purchase shares of the Company's common stock. The purchase price is equal to 85% of the fair market value of the common stock based on the lower of the first day of the offering period or last day of the purchase period.

Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.00%, 5.88% and 6.26%; dividend yields of 0.0%; volatility factors of the expected market price of the Company's common stock of 0.897, 0.924 and 0.924; and a weighted-average expected life of the option of
4.90 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                                 1997            1996              1995
The Company's pro forma  information  follows
  (in  thousands  except for loss per share amounts):
       Pro forma net loss                                    $(19,950)        $(14,785)       $(15,149)
       Pro forma loss per share                                 (1.56)           (1.42)          (2.07)

Statement 123 is applicable only to options granted subsequent to December 31, 1994 and its proforma effect will not be fully refiected until 1999.

The Company recorded deferred compensation for the difference between the grant price and the deemed fair value of the Company's common stock, as determined by the board of directors, for certain options granted in the twelve-month period prior to the Company's initial public offering. This deferred compensation totaled $436,000, is being amortized over the vesting period of the options. Amortization of deferred compensation of $96,000, $96,000 and $109,000 was recorded in the years ended December 31, 1997, 1996 and 1995, respectively.

8. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

As of December 31, 1997, the Company had federal and California net operation loss carry forwards of approximately $43,400,000 and $15,000,000, respectively. Additionally, the Company had foreign net operating loss carry forwards of approximately $19,000,000. The federal net operating loss carry forwards will expire at various dates beginning in 2007 through 2012 if not utilized. The California net operating losses will expire at various dates beginning in 1998 through 2002 if not utilized.

Utilization of the net operating losses may be subject to an annual limitation due to the ownership change rules provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating losses before utilization.

                                                                                 December 31,
                                                                                         1997                  1996
Significant components of the Company's deferred tax assets (in thousands):
Deferred tax assets:
Net operating loss carry forwards                                                     $22,000               $16,200
   Research credit (expires in 2007 through 2012)                                         900                   700
   Deferred revenue                                                                       200                   500
   Capitalized research and development for California purposes                         1,200                   900
   Other                                                                                  400                   200
                                                                                      -----------------------------

Total deferred tax assets                                                              24,700                18,500
Valuation allowance for deferred tax assets                                           (24,700)              (18,500)
                                                                                      -----------------------------
Net deferred tax assets                                                                    $-                    $-

During the years ended December 31, 1997 and 1996, the valuation allowance for deferred tax assets increased by $6,200,000 and $5,000,000, respectively, due to the Company's continuing operating losses.

9. GEOGRAPHIC SEGMENT DATA

The Company's domestic operations primarily consist of product development, sales and marketing. The domestic revenue balance for 1997 includes $848,000 in sales related to shipments to Japan. The Company's foreign operations consist of subsidiaries in the United Kingdom and Australia. The Company's subsidiary in the U.K. was established in 1993 and was engaged in product development, manufacturing, sales and marketing and product distribution worldwide. The shutdown of the U.K. facility in November 1997 has left the U.K. with operations related only to sales and clinical studies. The Australian subsidiary has had immaterial operations since its inception in 1994 and as such is combined with the United Kingdom in the following table.

                                                                        Geographic Area
                                                                  Domestic            Foreign       Eliminations               Total

Information regarding geographic areas is as follows (in thousands):
    Year ended December 31, 1995:
    Revenue from unaffiliated customers                           $    947           $  1,674           $   --             $  2,621
    Intergeographic transfers                                          796                152               (949)              --
                                                                  ------------------------------------------------------------------
    Net revenues                                                     1,743              1,826               (949)             2,621
    Net loss                                                        (9,547)            (5,300)               (11)           (14,858)
    Identifiable net assets                                         30,878              3,195            (15,257)            18,816

    Year ended December 31, 1996:
    Revenue from unaffiliated customers                              3,054                771               --                3,825
    Intergeographic transfers                                           81                735               (817)              --
                                                                  ------------------------------------------------------------------
    Net revenues                                                     3,135              1,506               (817)             3,825
    Net loss                                                        (9,169)            (5,552)             1,179            (13,543)
    Identifiable net assets                                         29,143              2,131            (18,427)            12,847

    Year ended December 31, 1997:
    Revenue from unaffiliated customers                              8,737              1,091               --                9,828
    Intergeographic transfers                                          473              1,412             (1,885)              --
                                                                  ------------------------------------------------------------------
    Net revenues                                                     9,210              2,503             (1,885)             9,828
    Net loss                                                       (11,957)            (4,609)                96            (16,470)
    Identifiable net assets                                         38,426              1,617            (23,077)            16,965

10. RESTRUCTURING ACCRUAL

In September 1997, VidaMed announced a restructuring  program designed to reduce
costs  and  improve  operating   efficiencies  by  closing  the  company's  U.K.
manufacturing   facility.   The  Company  anticipates  that  following  a  short
transition period, all future  manufacturing of the VTS Hand Piece will occur in the U.S. In this regard,  the Company moved into its new headquarter  facilities in Fremont,  California  in July,  1997.  The facility is  approximately  35,000 square feet and  provides the  necessary  capacity to  manufacture  the VTS Hand
Piece.  The company is  currently  qualifying  the  facility  as a FDA,  GMP and
ISO9001  site.  A $2,100,000  charge is included in the year ended  December 31,
1997 in the cost of goods  sold in the  Statements  of  Operations.  The  charge refiects $390,000 for the estimated loss on the abandonment of fixed assets, a $
1,305,000  charge for the Company's  short term  obligation  related to the shut down of the facility and a $405,000 obligation related to a grant.



                                                                Total           Asset               Cash Outlays
                                                              Charges      Write-down        Completed         Future
The elements of the total charge as of December 31, 1997
   are as follows (in thousands):
   Fixed assets                                                  $390            $390               $-             $-
   Facility shut down                                           1,305               -              710            595
   Grant                                                          405               -                -            405
                                                               ------------------------------------------------------
Total special charges                                          $2,100            $390             $710         $1,000

11. SUBSEQUENT EVENTS

In January 1998, the Company entered into a financing agreement with Silicon Valley Bank, and funded a $1,500,000 42-month term loan. In addition, the Company established a $3,000,000 working capital line with this bank.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
VidaMed, Inc.

We have audited the accompanying consolidated balance sheets of VidaMed, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (net capital deficiency) and cash fiows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly and in all material respects, the consolidated financial position of VidaMed, Inc. at December 31, 1997 and 1996, and the consolidated result of its operations and its cash fiows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP

Palo Alto, California
January 16, 1998

MARKET FOR REGISTRANT'S
COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The Company's Common Stock has been traded on the NASDAQ national market (ticker symbol VIDA) since June 1995. The number of record holders of the Company' s common stock at December 31, 1997, was approximately 270. The Company has not paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future.

                       1997               1996

Quarter ended     High     Low        High    Low
March 31          14       6 3/4      13      7 1/2
June 30           9 1/2    4 3/4      16      8
September 30      7 1/4    2 15/16    14 1/8  8
December 31       7 11/16  3 13/16    14 5/8  8 3/8

ANNUAL MEETING

The annual meeting of the stockholders will be held on May 7, 1998, at 10:00 am at Hotel Sofitel, Redwood City, California

Design: The Focal Group
Photography: Achille Bigliardi
Printing: Lithographix
jhsrpsrdlapgmprb.10k

CORPORATE INFORMATION
BOARD OF DIRECTORS

* David J. Illingworth  Chairman of the Board
  David L. Douglass  Chairman of the Board
  Franklin D. Brown  Director
  Stuart D. Edwards  Director
  Robert J. Erra  Director
  James A. Heisch  President and Chief Executive Officer
  Wayne I. Roe  Director
  Michael H. Spindler  Director

CORPORATE OFFICERS

* David J. Illingworth  President and Chief Executive Officer
  James A. Heisch  President and Chief Executive Officer
  Richard D. Brounstein Vice President, Finance and Chief Financial Officer Robin L. Bush Vice President, Regulatory Affairs and Clinical Affairs Carol A. Chludzinski Senior Vice President, North American Sales
  Patricia S. Garfield  Vice President, Worlwide Marketing
  John N. Hendrick  Vice President and Chief Operating Officer

* Effective April 6, 1998

TRANSFER AGENT AND REGISTRAR

American Securities Transfer Incorporated
1825 Lawrence Street, Suite 444
Denver, CO 80202

CORPORATE COUNSEL

Wilson, Sonsini, Goodrich and Rosati, PC
Palo Alto, California

INDEPENDENT AUDITORS

Ernst & Young LLP
Palo Alto, California

SEC FORM 10-K

A copy of the Companys Form 10-k is available  without  charge.  Please contact:
Investor Relations at our Corporate Headquarters or call 1-800-965-2929 and ask for VIDA

                                 [VIDAMED LOGO]
 VidaMed International Ltd.          VidaMed, Inc.           VidaMed Australia Pty Ltd.
Teignbridge Business Centre      Corporate Headquarters     Suite 3, Level 2, NorthTower
 Cavalier Road, Heathfield       46107 Landing Parkway           1-5 Railway Street
   Newton Abbot TQ12 6TZ           Fremont, CA 94538             Chatswood, NSW 2067
       Devon, U.K.                 Tel:  510.492.4900                 Australia
   Tel:  44.1626.835222            Fax:  510.492.4999            Tel:  61.2.9415.3166
                                   Tel:  800.328.8781

                                    www.vidamed.com
